UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Following the Initial Adjustment Date as defined in the Series A Warrants and Series B Warrants issued pursuant to that certain registration statement on Form F-1 (Registration No. 333-289453), the exercise price of the Series A Warrants and Series B Warrants has reset to $0.0671. As a result of the adjustment and exercise of warrants by certain shareholders, the number of issued and outstanding Class A Ordinary Shares as of the end of business on September 22, 2025 was 120,626,558. As of the date of this report, the numbers of warrant shares remaining and issuable under the Series A Warrants and Series B Warrants are 89,458,576 and 5,385,952, respectively. The number of Class A Ordinary Shares issuable under such unexercised Series A Warrants and Series B Warrants remains subject to adjustment as set forth in the Series A Warrants and Series B Warrants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2025

YOUXIN TECHNOLOGY LTD

By:	/s/ Shaozhang Lin
Shaozhang Lin Chief Executive Officer